OMB APPROVAL

OMB Number: 3235-0123

SECUR 13010172 MMISSION

SEC FILE NUMBER
8-68095

SEC
Mail Processing
Section
FEB 14 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Mercor Securities, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Main Street – Apt 5T
(No. and Street)

New York	NEW York	10044
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alvaro Luis Pereyra (513) 226-3976
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Alvaro Luis Pereyra swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercor Securities, LLC as of December 31 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager & CCO
Title

Ming Lei Lin 2/1/13
Notary Public

MING LEI JOHN LIN
Notary Public - State of New York
NO. 01LI6265165
Qualified in Nassau County
My Commission Expires 7/9/16

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercor Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

MERCOR SECURITIES, LLC
Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2012

Table of Contents

MERCOR SECURITIES, LLC

FINANCIAL HIGHLIGHTS
December 31, 2012

NET LOSS	$	(30,953)
NET WORTH		12,842
CASH AND CASH EQUIVALENTS		13,247
CURRENT RATIO	3.43 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Member
Mercor Securities, LLC

Report on the Financial Statements

I have audited the accompanying financial statements of Mercor Securities, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and member equity, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercor Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 10, 2013

MERCOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash	$	13,247
Prepaid expenses		1,612
Total Current Assets		14,859
Other Assets		
Deposit at Clearing		2,312
Total Assets	$	17,171

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	4,329
Total Current Liabilities		4,329
Total Liabilities		4,329
Member Equity		
Member capital		223,594
Accumulated deficit		(210,752)
		12,842
Total Liabilities and Member Equity	$	17,171

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES		
Commissions	$	20,309
		20,309
OPERATING EXPENSES		
Professional fees		18,928
Clearing and execution		24,000
Communications		577
Rent		2,948
General & administrative		3,606
Regulatory fees		1,203
		51,262
Loss From Operations		(30,953)
Net Loss	$	(30,953)

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2012	$ -

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2012

	Member Capital	Member Equity (Deficit)	Total Member Equity
Balance at December 31, 2011	$ 193,294	$ (179,799)	$ 13,495
Contributed Capital	30,300	-	30,300
Distribution	-	-	-
Net Loss	-	(30,953)	(30,953)
Balance at December 31, 2012	$ 223,594	$ (210,752)	$ 12,842

See accompanying notes.

MERCOR SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(30,953)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in:		
Deposit with Clearing broker		(1,227)
Prepaid expenses		525
Increase (Decrease) in:		
Accounts payable and accrued expenses		68
Net cash used in operating activities		(31,587)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Repayment of parent company advances		(123)
Capital contributions		30,300
Net cash provided by financing activities		30,177
Net decrease in cash		(1,410)
Cash and cash equivalents at Beginning of Year		14,657
Cash and cash equivalents at End of Year	$	13,247
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1 Nature of Business Operations

Mercor Securities LLC (" the Company") is a registered securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Mercor Financial Group Inc. ("MFG").

The Company executes principal and agency transactions in listed and over the counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2012.

(d) Revenue Recognition

The Company derives commission revenues from customer transactions in stock, mutual funds and fixed income products. Commissions and revenues and related brokerage and clearing costs are recognized on a trade-date basis.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of Mercor Financial Group, Inc. The Company's sole member. Further, Mercor Financial Group, Inc. Is a 100% owned subsidiary of Mercor Holding, Inc. and thus files consolidated federal and state income tax returns. Should the consolidated group owe taxes in the future, the financial statements for the Company will reflect federal and state income tax expense for the Company's proportionate share of the taxable income. The Company's sole member is subject to the New York City Unincorporated Business tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Company. UBT is calculated using currently enacted tax laws and rates and is reflected on the books of the Company, in accordance with the provisions of the Income taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification ("Topic").

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2012. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2008.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2012.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For further discussion of fair value, see "Note 5 Fair Value"

3 Deposit with Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts on a fully disclosed basis. The clearing broker has custody of the clients securities and cash balances.

The securities and or cash positions and the deposit serves as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing broker. At December 31, 2012 the Company had a balance on deposit with their clearing broker in the amount of $2,312.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

4 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $11,230, which was $6,230 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.39 to 1.

5 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1	Level 2	Level 3
Assets			
Cash	$ 13,247	$ -	$ -
Liabilities			
Accrued expenses	$ (4,329)	$ -	$ -

6 Related Party Transactions

In June 2011, the Company entered into an expense sharing agreement with Mercor Financial Group ("MFG"), the sole member of the Company, for rental and utility charges.

Pursuant to the agreement and other activity with MFG as of December 31, 2012 the Company had a payable obligation due to MFG in the amount of $0.

7 Commitment and Contingencies

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims arising out of operations in the normal course of business. At December 31, 2012 there were no pending or threatened claims or lawsuits that could reasonably be expected to have a material effect on the Company's results of operations.

8 Concentrations

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2012. As of December 31, 2012, there were no cash equivalent balances held in any accounts that were not fully insured.

The Company has been funded by its sole member and Parent Company since inception. The loss of funding from either party could have adverse effects on the Company's net capital.

The Company derives most of its business form high net worth investors based in Latin America.

9 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

10 Subsequent Events

Events have been evaluated through the date of January 10, 2013 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Member
Mercor Securities, LLC

In planning and performing our audit of the financial statements of Mercor Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

January 10, 2013
Michael T. Remus, CPA
Hamilton Square, New Jersey

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, Mercor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

MERCOR SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012
Schedule I

NET CAPITAL		
Members' equity	$	12,842
Total Credits		12,842
Debits		
Prepaid expenses		1,612
Total Debits		1,612
NET CAPITAL	$	11,230

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	288
Minimum capital requirement		5,000
Net capital in excess of requirements	$	6,230
Ratio of Aggregate Indebtedness to Net Capital	0.39 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	11,230
Net Capital, per above		11,230
Difference	$	-

MERCOR SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	4,329
Total Aggregate Indebtedness	$	4,329

MERCOR SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Mercor Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

MERCOR SECURITIES, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Mercor Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mercor Securities LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mercor Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 10, 2013

MERCOR SECURITIES, LLC
SIPC Transitional Assessment Reconciliation
December 31, 2012
Schedule III

General Assessment Calculation

Total Revenue	$	20,309
Revenue exempt from assessment		20,309
Rate		0.0025
General Assessment Due		0.00
Less Payments: SIPC 6		0.00
Plus: Interest		
Remaining Assessment Due		0.00
Paid with SIPC 7		0.00
Balance Due (Overpayment)	$	-

See Independent Accountants' Report.